SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2013
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file
annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the
information contained in this Form is also thereby furnishing the
information to the Commission pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the
registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 28, 2013

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

FROM/DE

COE

(CODE OF ETHICS)

TO/PARA

GOA

(GOOD OF ALL)


UG

GOL. Our way.

GOL
Linhas aéreas inteligentes

Summar

GOL LINHAS AÉREAS
CODE OF ETHICS
CE-0001.2010

Reviewed by:
Ethics Committee
Approved by:
Constantino de Oliveira Junior
Chairman of the Administration Council of VRG Linhas Aéreas S.A;

Paulo Sergio Kakinoff
Chairman/CEO of VRG Linhas Aéreas S.A

History of alterations:

REVISION	DATE	HISTORY
00	06.07.2010	Initial Issue
01	01.02.2013	Revision according to RI. 0001.2010, Item 5.1.5 - Inclusion of Mission, Vision and Values, Relationship with Social Media



A MESSAGE FROM THE CHAIRMAN

Dear Collaborator,

The sense of ethics and justice, aligned to our values, must guide our business and be a constant instrument in all our daily activities; this is the reason why it is so important to read, understand, enforce and incite enforcement of our Code of Ethics is as important as developing our operations safely, acting smartly in all occasions possible, always searching for ways to keep ourselves among the top air companies with minimum costs.

Ethics not only shape our personal character, but the character of a whole company and its relationships with collaborators, shareholders, suppliers and society. All this demands conducts, methods and processes which guide our activities.

We are all owners of this guide and responsible for its dissemination, application and effectiveness, and we should use it as one of the main tools for our flight.

We are committed and accountable of all we do, and there is nothing on the Code that change any rules or procedures already established in GOL since its foundation. But exactly because of the dynamism of our activities, we must, from time to time, update these guidelines, as a result of learning processes.

GOL was built this way, and this same way shall we keep conducting our activities in order to shape an even brighter future.

Paulo Kakinoff

OUR MISSION, GOALS AND VALUES

Mission
Tighten the bonds between people with safety and intelligence.

Goal
To become the best air company for travelling, working and investing.

Values


SAFETY
Committed, responsible, careful
INTELLIGENCE
Reliable, proactive, competent
OUR VALUES
SERVE
Gentle, close, democratic
LOWEST-COST
Simple, effective, practice


FROM/DE:
AOR
(ABOUT OUR RELATIONSHIPS)
TO/PARA:
COY
(COUNTING ON YOU)

OUR RELATIONSHIPS

A company like GOL interacts with a great variety of people and entities, such as customers, shareholders, collaborators, suppliers, governments and communities.

Thus, all our decisions and actions generate effects over all these publics. Knowing this implies in always treating all our contact points with maximum dignity, respect, honesty and transparency, preserving the integrity, expectations and privacy of each one of these groups.



CUSTOMER RELATIONSHIP

Our customers are our reason to be. Excellent relationship with this group is something we seek relentlessly, and is a reason for zeal and attention of the whole company.

Our premises::

- Politeness, courtesy and respect: these are primary behaviors when servicing our customers.
- We do not hide information, nor take advantage of a situation in order to induce a product or service sale.
- We seek constant improvement in the quality of our services, and continuous enhancement of our customer relationships.
- Any kind of relationship with this group must strictly obey previously established laws and regulations.

What to do?

- Our customer service must be quick and immediate. The search for solutions and information, including on critical moments, must be made in a fast, clear, accurate and transparent manner.
- Identifying the needs of customers and addressing them is our main challenge. We must also commit to offer facilitating, innovative and quality services, which provide special care, above all, about the safety of our customers.
- We must avoid personal interest or opinion conflicts with our customers.



SHAREHOLDER RELATIONSHIP

Shareholders are those who invest their capital in GOL and, as such, we must be accountable to them and interact in a responsible manner with this group. This behavior must include investors, market analysts, regulating bodies, and national and international capital market entities.

Our premises:

- Relationship with shareholders must be guide by our corporate governance policies. This means providing constant, clear, accurate, accessible and complete information about our Company.
- Any information which may interfere in the market value of our shares (for example, news about result projections and/or strategic plans or information about new flights or arrival of new aircraft) may only be disclosed by the Shareholder Relationship department through website www.voegol.com.br/ri and local communication tools.
- All our financial statements are elaborated in a detailed, accurate, timely and objective form, presenting the real economic situation of our Company.
- We guarantee the safety of the registration information of all our shareholders.
- We have a Management Council which oversees company management and procedures, as well as continually assessing the risk management of our businesses.
- Brazilian law charges those who benefit from confidential information for buying or selling shares, directly or through third parties.

What to do?

- Do not disclose information which may interfere in share values to third parties, before they are officially disclosed to the market.
- Do not use confidential information (which were not disclosed to the market) for buying or selling Company shares.

COLLABORATOR RELATIONSHIP

Transparency in our relationship with collaborators is the starting point for the construction of a trustful environment.

Our premises:

- All information regarding company decisions and businesses are transmitted to the collaborators through proper information and communication channels.
- No family links or affective bonds are allowed between managers and direct subordinates, according to the Normative Document – Collaborator Recruitment and Selection (DNSAOIA- 003-2008).
- The Company's high leadership (chairman, vice-chairman, directors and general managers) may not appoint any relatives or people with which they have any kind of affective bonds into the Company, even for positions in which there is no direct contact. The company acknowledges already existent situations and states that such practice shall not be tolerated henceforth.
- Regarding physical work structures, we must ensure safe and healthy conditions, always in compliance with all laws and internal regulations of Medicine and Work Safety.
- We will not tolerate any kind of behavior which may create an aggressive, intimidating or offensive environment, such as: Pressing collaborators into providing personal services, sexual harassment, public disqualification, offending and explicit or veiled threatening.

What to do?

- Comply with the laws, conventions, collective agreements and company rules and regulations.
- Do not trade or encourage trading of goods within the work environment, in order to avoid waste of productive time and compelling your colleagues.
- Use e-mails and other systems responsibly, to avoid exchange of discriminatory or racist messages, as well as obscene or inappropriate images and texts.
- Reject any type of attitude which discriminates people in relation to gender, ethnicity, religion, social class, age, sexual orientation, physical handicaps, or any other attribute.
- Accept, respect and treat others equally and politely, with cooperation and consideration regardless of gender, hierarchical level, area, age, etc.

SUPPLIER RELATIONSHIP

Suppliers are an important part of our business. Thus, contact with our service providers must be guided by ethical principles, in respect of current laws and regulations.

Our premises:

- Selection and contraction of suppliers must be performed based on technical, professional and ethical criteria, always taking best offers into account – regarding cost, deadline and service level – presented by the market.
- We have a commitment with our suppliers about the transparency of our purchasing and service and product contracting procedures, with no privileges or discrimination of any nature, regardless of the business volume sustained with us.

What to do?

- Personal bonds between collaborators and suppliers must be presented in a clear manner and assessed by the Company. Collaborators involved in the selection process or which sustain any kind of relationship with suppliers must seek their supervisor in order to communicate any kind of personal relationship with companies and/or professionals which provide services to GOL.
- Contract suppliers with a suitable conduct, which fulfill all legal requisites of workforce, environment, health and safety, and which are well reputed in the market.
- Do not receive bribes, improper payments and donations from suppliers in exchange for commercial advantages or benefits.
- Gifts which surpass the value of US$ 100,00 (one hundred dollars) must be returned along with a standard company letter for the situation. All questions regarding values of the gifts received must be forwarded for assessment by the Ethics Committee.
- Invitations for events and courses must be forwarded to the supervisor, which will decide to accept or not.

COMPETITOR RELATIONSHIP

We judge competition as healthy, as long as it is loyal. This way, we treat our competitors as respectfully as we expect to be treated in exchange.

Our premises:

- Our interaction with the competition is guided by the adoption of fair competition practices, while predatory or dishonest behavior and breach of competition defense laws are forbidden.
- The Company does not tolerate any kind of offensive comments about their competitors which may affect the image or contribute for rumor spreading.
- Practices such confidential information, omission of relevant facts, manipulation of good faith, economic espionage, or acquisition of competitor plans and actions through improper means are not part of our policy.

What to do?

- Treat competitor information discreetly, and not approach subjects which describe our strategic differences, such as price policies, contract terms, costs, marketing, development of new projects and market research.



PRESS RELATIONSHIP

The communication channels perform an extremely important role in the formation of public opinion. This way, we must build a relationship with the press which is guided by ethics and professionalism.

Our premises:

- We keep an open channel with the media, providing all information necessary for the clarification of our business and activities.
- We answer honestly to press requests, while always protecting, primarily, the safety of our properties.
- Our relationship with the media implies a constant dialogue and contact, always prevailing impartiality and truthfulness.

What to do?

- All contacts with the press shall, mandatorily, be authorized by the Corporate Communication department. This way, no collaborator is allowed to give any type of interview or provide any information without previous approval.
- We advise the suppliers not to disclose, without previous authorization of the Corporate Communication department, any projects made with the Company, or which are currently under execution.



SOCIAL MEDIA RELATIONSHIP

Social media have an extremely important role in our business and on formation of public opinion.

It is expected that the collaborator, when expressing personal opinion, take into account that this is a public environment, and that the contents of his/her message may affect the reputation of GOL Linhas Aéreas Inteligentes, even when the author is not identified as a company representative or spokesperson.

This way, in order to ensure the freedom of speech of our collaborators, and always seeking balance in this relationship, we advise them to use social media in an ethical, respectful and wise manner.

Our premises:

- When expressing our opinion, do not expose, offend, disqualify, and/or make any comments which may undermine the image of the company, collaborators and/or any other groups with which we are related.

What to do?

- Do not disclose any documents without previous authorization of the company and/or stakeholders.
- Respect others' opinions, even when yours is divergent.
- Do not pronounce yourself on behalf of the company on comments, provocations and/or questionings made by other users.
- Interact in a respectful and courteous manner.



COMMUNITY RELATIONSHIP

We understand that the relationship with the community demands a responsible attitude, always in partnership with the objective of building a more equal society.

Our premises:

- We support social projects which seek improvement and augmentation of the society with which we are related.
- Our staff, which builds the Company's history, is also encouraged to perform their roles as citizens and develop proactive volunteering conducts, through social actions and projects.

What to do?

- Act in a respectful manner with the communities where the Company is inserted.
- Minimize consumption of resources which cause impact to the environment and the community, such as paper, energy and plastic.



PUBLIC ENTITY RELATIONSHIP

We keep an extremely high level of integrity on the relationship with government representatives, respecting moral principles in a transparent manner.

Our premises:

- Public Entities, such as ANAC, Infraero, the Federal Revenue Office and ANVISA, are treated professionally and impartially. Whenever requested, we provide all information and data required by law.
- Contracts and agreements signed by us with the government are within legal regulations.
- No collaborator, for any reasons whatsoever, may offer payment in exchange for services from governmental authorities.

What to do?

- Respect rules and legal determinations provided by public entities.
- Establish and ethical, transparent and truthful relationship with the professionals representing the public entities with which we are related.




FROM/DE:
CPI
(COMPANY PROPERTY AND INFORMATION)
TO/PARA:
COY
(COUNTING ON YOU)

PUBLICITY AND MARKETING

Our premises:

- All our publicity actions must convey the honesty and integrity of our practices and policies.
- Any information, fact, event, or marketing action must comply with the principles established in this code, and may not, under whatever circumstances, transmit defamatory, discriminative, false and/or incorrect information.

What to do?

- Inform the supervisor about marketing and publicity actions which breach the principles established in this code and our values.



CORPORATE RESOURCES

All collaborators and service providers are responsible for the use, maintenance and protection or our property, as well as its facilities and equipment.

Our premises:

- The following are all considered resources from GOL: facilities, vehicles, equipment, amounts, documents, brands, machinery, technology, concepts, methods, know-how, materials, furniture, information, business strategies, plans, researches, systems, inventions and technical and intellectual assets.
- Internet, as well as e-mail, are also a property of the Company and its use may be constantly monitored.
- Access to sites and electronic domains is decided by the Company, which may allow access and usage of websites according to the management needs of each company department.

What to do?

- Work for the protection and preservation of resources, protecting them against losses, theft and abuse.
- Ensure the confidentiality of personal registries of collaborators.
- Make good use of the e-mail, considering that the disclosure of offensive messages and strategic information of the Company shall be assessed as extremely serious offences.



INFORMATION SAFETY

Each one of us must work towards ensuring protection of Company-owned information, and may not be accessed by third parties.

Our premises:

- Every information obtained as a consequence of performing activities in the Company is confidential, unless in case of information already disclosed to the market (public information).
- Documents such as, for example, contracts, financial records, and commercial plans are property of the Company.
- Our information are assets which require special protection and each user is responsible for complying with the rules provided in the Information Safety policy, developed by the IT Management.

What to do?

- Any external requests, or from collaborators, for performance of academic/school tasks which have the Company activities as a focus, provided it does not refer to strategic subjects and information, shall be authorized by the Board Management responsible for the sector.
- Our documents may not be used outside GOL or be disclosed, unless properly authorized.
- Keep the documents related to your activities in a safe location. Do not leave confidential material on tables, fax devices or printers. At the end of the work shift, store all documents in drawers or filing cabinets.
- Avoid work subjects while at public places, such as inside planes, airport check-ins, elevators, etc.




FROM/DE:
ROD
(RESPONSABILITY IS OUR DUTY)
TO/PARA:
COY
(COUNTING ON YOU)

RESPONSIBILITIES

Leadership Staff

- Be an example of good conduct and ethical attitude to your subordinates.
- Read, understand, enforce and incite enforcement of the Code of Ethics.
- Disseminate the Code of Ethics among your subordinates and ensure its reading and understanding.
- Guide the subordinates over actions or situations which may present eventual doubts or ethical dilemmas.
- Contact the Ethics Committee for clarification and orientation regarding situations and/or facts which may represent doubts or ethical dilemmas.
- Communicate the Ethics Committee in case of noncompliance with the Code of Ethics.

Collaborators

- Be an example of ethical conduct to your colleagues.
- Read, understand, enforce and incite enforcement of the Code of Ethics.
- Present eventual situations or ethical dilemmas to your supervisor.
- Communicate the Ethics Committee in case of noncompliance with the Code of Ethics.




FROM/DE:
ACE
(APPLICATION OF THE CODE OF ETHICS)
TO/PARA:
COY
(COUNTING ON YOU)

APPLICATION OF THE CODE OF ETHICS

This Code of Ethics applies directly to all collaborators and reflects our value and culture. To be in compliance with this Code denotes the commitment with professionalism and transparency in all our actions in the Company.

In order to allow full compliance of the ethical conduct standards provided in this Code, GOL has created an **Ethics Committee** composed by the following representatives.

- Human Resources Director
- Legal and Institutional Relations Director
- Internal Auditing and Compliance Director

The Committee is directly connected to the Board of the company, and is responsible for:

- Perform assessment of cases of violation of the Code of Ethics, and solve ethical doubts and dilemmas;
- Discuss over text interpretation questions;
- Stimulate commitment of the collaborators with the Code of Ethics;
- Promote awareness events and lectures, involving the whole company.

In case you are aware of any action that violates the principles and conducts of this Code, GOL suggests you to immediately inform your supervisor, or contact the Ethics Committee through the following channels:

Hotline: 0800 886 0011, phone number used exclusively for receiving reports and questions of confidential nature;

On the Internet, through the website www.eticanagol.com.br, your report will be received by an external independent company, which guarantees absolute integrity and confidentiality of the reports.

APPLICATION OF THE CODE OF ETHICS

Afterwards, the Committee will:

1 - Assess the complaint;

2 - Establish the best strategy for action;

3 - Perform investigation;

4 - Issue a report with the suggested assessments and actions.

Finally, the Committee shall inform you about the results of the process as soon as possible. This answer may come formally or through actions which may be perceived in the area.

In all cases, confidentiality of the contact is guaranteed.

Final Observations

- The collaborator which presents the complaint is safeguarded against threats and retaliation;
- In case any member of the Committee is involved in an ethical complaint, this member is automatically excluded from participating in the processes related to the denouncement. Denouncements involving direct report of the Committee shall be taken to the Management Council of the company.

Linhas aéreas inteligentes